

Mail Stop 4631

June 2, 2009

Via U.S. mail and facsimile

Mr. Carlos E. Agüero
Chairman, President and Chief Executive Officer
Metalico, Inc.
186 North Avenue East
Cranford, NJ 07016

>   **RE: Form 10-K for the fiscal year ended December 31, 2008**
>   **Form 10-Q for the period ended March 31, 2009**
>   **Form 8-K filed on May 8, 2009**
>   **File No. 001-32453**

Dear Mr. Agüero:

　　　We have reviewed your response letter dated May 14, 2009 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Condensed Consolidated Financial Statements

Note 9 – Short and Long-Term Debt, page 8

2. We note your response to comment 20 from our letter dated April 17, 2009. It appears from
    your disclosures on pages 8 and 9 that as of March 31, 2009 it was reasonably likely you may
    breach some of the debt covenants pertaining to your Loan Agreement and your Financing
    Agreement including the Minimum EBITDA, Trailing Twelve Month EBITDA, and
    Leverage Ratios. As described in Section IV.C of the SEC Interpretive Release No. 33-8350,
    please revise to disclose the following:

    - Steps you are taking to avoid a breach of your debt covenants;
    - Reasonably likely impact that a breach would have on your financial condition and
      operating performance; and
    - Alternate sources of funding to payoff resulting obligations or replace funding if
      necessary (and the consequences of accessing these alternate sources of funding).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates: Goodwill, page 20

3. We note your response to comment 10 from our letter dated April 17, 2009 and your revised
    critical accounting policy disclosures starting on page 20. You disclose on page 21 that if
    cash flows for your reporting units were to decrease by 10% for the next fiscal quarter, you
    could have additional goodwill impairment charges in your PGM reporting units. Please
    revise to disclose the amount of goodwill at your PGM reporting units that is considered at
    risk for impairment.

Critical Accounting Policies and Use of Estimates: Intangible Assets and Other Long-Lived
Assets, page 21

4. We note your response to comment 11 from our letter dated April 17, 2009. You disclose on
    page 21 that you estimate the useful lives of your intangible assets by reference to contractual
    arrangements such as non-compete covenants and current and projected cash flows for
    supplier and customer lists. Your disclosures on page 7 indicate that approximately $34
    million of your intangible assets as of March 31, 2009 consisted of supplier relationships.
    Please tell us how you determined that the weak economic conditions which led to a
    goodwill impairment charge of $36 million during 2008 did not impact the recoverability of
    your supplier relationship intangible assets as of either December 31, 2008 or March 31,
    2009.

FORM 8-K FILED MAY 8, 2009

<u>General</u>

5. Your Form 8-K includes a discussion of operating losses "before impairment and inventory write-downs" and Lead Fabrication segment operating income "excluding corporate overhead charges". These figures appear to represent non-GAAP measures. Please tell us how you determined that your presentation of these measures is consistent with the requirements of Item 100 of Regulation G.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3689.
.

Sincerely,

John Hartz
Senior Assistant Chief Accountant